Exhibit 99.1

ASUR Announces Total Passenger Traffic for May 2023

Passenger traffic increased year-on-year by 6.8% in Mexico and 15.5% in Puerto Rico and decreased 14.2% in Colombia

MEXICO CITY, June 6, 2023 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for May 2023 reached a total of 5.7 million passengers, 3.2% above the levels reported in May 2022.

Passenger traffic increased 6.8% year-on-year in Mexico and 15.5% in Puerto Rico; and declined 14.2% in Colombia. Passenger traffic growth in Mexico and Puerto Rico was mainly driven by year-on-year increases in domestic traffic of 13.9% and 12.6%, respectively and in international traffic of 0.1% and 50.0%, respectively. Traffic in Colombia was negatively impacted by the suspension of operations of two local airlines since March 2023.

This announcement reflects comparisons between the periods May 1 through May 31, 2023, and 2022. Transit and general aviation passengers are excluded from traffic measures in Mexico and Colombia

Passenger Traffic Summary
	May		% Chg	Year to date		% Chg
	2022	2023		2022	2023
Mexico	3,226,807	3,444,746	6.8	15,618,438	18,220,179	16.7
Domestic Traffic	1,549,553	1,764,993	13.9	6,803,911	8,310,948	22.1
International Traffic	1,677,254	1,679,753	0.1	8,814,527	9,909,231	12.4
San Juan, Puerto Rico	943,866	1,089,726	15.5	4,222,614	4,942,566	17.0
Domestic Traffic	872,385	982,486	12.6	3,907,111	4,470,821	14.4
International Traffic	71,481	107,240	50.0	315,503	471,745	49.5
Colombia	1,329,580	1,141,261	(14.2)	6,226,749	6,110,779	(1.9)
Domestic Traffic	1,102,037	920,223	(16.5)	5,260,381	4,968,277	(5.6)
International Traffic	227,543	221,038	(2.9)	966,368	1,142,502	18.2
Total Traffic	5,500,253	5,675,733	3.2	26,067,801	29,273,524	12.3
Domestic Traffic	3,523,975	3,667,702	4.1	15,971,403	17,750,046	11.1
International Traffic	1,976,278	2,008,031	1.6	10,096,398	11,523,478	14.1

Mexico Passenger Traffic
		May		% Chg	Year to date		% Chg
		2022	2023		2022	2023
Domestic Traffic		1,549,553	1,764,993	13.9	6,803,911	8,310,948	22.1
CUN	Cancun	876,242	1,029,493	17.5	3,811,066	4,618,895	21.2
CZM	Cozumel	10,786	14,706	36.3	65,178	60,941	(6.5)
HUX	Huatulco	81,217	69,341	(14.6)	354,344	359,224	1.4
MID	Merida	233,721	266,946	14.2	1,000,126	1,356,104	35.6
MTT	Minatitlan	8,408	11,444	36.1	37,479	47,663	27.2
OAX	Oaxaca	86,158	101,994	18.4	407,998	552,545	35.4
TAP	Tapachula	42,574	40,995	(3.7)	194,816	205,617	5.5
VER	Veracruz	106,140	125,495	18.2	476,129	589,722	23.9
VSA	Villahermosa	104,307	104,579	0.3	456,775	520,237	13.9
International Traffic		1,677,254	1,679,753	0.1	8,814,527	9,909,231	12.4
CUN	Cancun	1,589,007	1,597,328	0.5	8,313,443	9,318,018	12.1
CZM	Cozumel	39,031	31,061	(20.4)	210,469	228,742	8.7
HUX	Huatulco	2,482	1,574	(36.6)	54,651	72,864	33.3
MID	Merida	21,329	23,778	11.5	103,590	144,157	39.2
MTT	Minatitlan	830	655	(21.1)	4,386	3,310	(24.5)
OAX	Oaxaca	13,975	14,958	7.0	75,771	85,060	12.3
TAP	Tapachula	984	1,040	5.7	5,218	8,065	54.6
VER	Veracruz	7,578	7,353	(3.0)	35,938	38,177	6.2
VSA	Villahermosa	2,038	2,006	(1.6)	11,061	10,838	(2.0)
Traffic Total México		3,226,807	3,444,746	6.8	15,618,438	18,220,179	16.7
CUN	Cancún	2,465,249	2,626,821	6.6	12,124,509	13,936,913	14.9
CZM	Cozumel	49,817	45,767	(8.1)	275,647	289,683	5.1
HUX	Huatulco	83,699	70,915	(15.3)	408,995	432,088	5.6
MID	Mérida	255,050	290,724	14.0	1,103,716	1,500,261	35.9
MTT	Minatitlán	9,238	12,099	31.0	41,865	50,973	21.8
OAX	Oaxaca	100,133	116,952	16.8	483,769	637,605	31.8
TAP	Tapachula	43,558	42,035	(3.5)	200,034	213,682	6.8
VER	Veracruz	113,718	132,848	16.8	512,067	627,899	22.6
VSA	Villahermosa	106,345	106,585	0.2	467,836	531,075	13.5

US Passenger Traffic, San Juan Airport (LMM)
	May		% Chg	Year to date		% Chg
	2022	2023		2022	2023
SJU Total	943,866	1,089,726	15.5	4,222,614	4,942,566	17.0
Domestic Traffic	872,385	982,486	12.6	3,907,111	4,470,821	14.4
International Traffic	71,481	107,240	50.0	315,503	471,745	49.5

Colombia Passenger Traffic Airplan
		May		% Chg	Year to date		% Chg
		2022	2023		2022	2023
Domestic Traffic		1,102,037	920,223	(16.5)	5,260,381	4,968,277	(5.6)
MDE	Rionegro	835,686	683,098	(18.3)	3,889,261	3,727,748	(4.2)
EOH	Medellin	97,299	96,933	(0.4)	481,752	465,666	(3.3)
MTR	Monteria	114,480	93,357	(18.5)	614,244	542,893	(11.6)
APO	Carepa	20,267	17,337	(14.5)	106,022	83,175	(21.5)
UIB	Quibdo	27,529	27,693	0.6	139,563	138,685	(0.6)
CZU	Corozal	6,776	1,805	(73.4)	29,539	10,110	(65.8)
International Traffic		227,543	221,038	(2.9)	966,368	1,142,502	18.2
MDE	Rionegro	227,543	221,038	(2.9)	966,368	1,142,502	18.2
EOH	Medellin
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,329,580	1,141,261	(14.2)	6,226,749	6,110,779	(1.9)
MDE	Rionegro	1,063,229	904,136	(15.0)	4,855,629	4,870,250	0.3
EOH	Medellin	97,299	96,933	(0.4)	481,752	465,666	(3.3)
MTR	Monteria	114,480	93,357	(18.5)	614,244	542,893	(11.6)
APO	Carepa	20,267	17,337	(14.5)	106,022	83,175	(21.5)
UIB	Quibdo	27,529	27,693	0.6	139,563	138,685	(0.6)
CZU	Corozal	6,776	1,805	(73.4)	29,539	10,110	(65.8)

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

CONTACT: ASUR: Lic. Adolfo Castro, +52-55-5284-0408, acastro@asur.com.mx, or InspIR Group, Susan Borinelli, +1-646-330-5907, susan@inspirgroup.com